Exhibit 99.1

Alberto Almeida Appointed new Chief Technology Officer of DLocal

MONTEVIDEO, Uruguay, August 10, 2022 -- DLocal Limited (NASDAQ: DLO, “DLocal” or the “Company”), a technology-first payments platform enabling global enterprise merchants to connect with billions of consumers in emerging markets, announced today that Alberto Almeida has been appointed as the new Chief Technology Officer of the Company, effective immediately, following the decision of Hernan Di Chello to step down from that position to pursue an outside opportunity.

Alberto Almeida previously worked with DLocal from December 2016 to September 2019, starting as a software engineer before rising to head of software development and then serving as the Company’s Chief Technology Officer. He served as Engineering Manager of Zalando SE in Germany from December 2019 to May 2022 before rejoining DLocal as Senior Vice President of Engineering in June 2022. The Company expects that Mr. Almeida’s prior experience with DLocal and his familiarity with its technology platform and clients, will help provide a more seamless transition over the leadership of its technology platform.

Sebastian Kanovich, DLocal’s CEO, commented, “We are pleased to have Alberto rejoin DLocal as CTO, which provides continuity for our clients and investors. We wish Hernan all the best in his new endeavors.”

About DLocal

DLocal powers local payments in emerging markets connecting global enterprise merchants with billions of emerging market consumers across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” concept (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and payout processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward Looking Statements

This announcement contains certain forward-looking statements. These forward-looking statements convey our current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in our filings with the U.S. Securities and Exchange Commission. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.